

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 13, 2015

Steve Wolosky
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

Re: Edgewater Technology, Inc.
Preliminary Revised Consent Statement on Schedule 14A
Filed November 6, 2015 by Lone Star Value Investors, LP et al.
File No. 000-20971

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please qualify these assertions as your opinion or belief and provide supplemental support for these assertions with your response:

- Stockholder Letter:
    - "The Board and Edgewater's management team … delivered a cursory rejection to Ameri100 less than a week later without any evidence of serious consideration."

- Page 10:
  - "The Board rejected Ameri100's proposal with no evidence of serious consideration …."

  - "…especially given Edgewater's underperformance."

2. We note that one of the reasons for this consent solicitation is in contemplation of a potential business combination between Ameri100 and Edgewater. Please tell us what consideration you have given to providing shareholders a brief background of Ameri100, including a description of its operating history, its relationship(s) with the Shareholder Group, the market on which it is traded and recent share prices.

Reasons for the Solicitation of Consents, page 10

3. We note your response to prior comment 4. Please expand your disclosure to discuss the "meaningful strategic benefits, synergies and significant value to the Company's stockholders" that a merger with Ameri Holdings, Inc. would provide.

We believe Edgewater's US-Only Business Model is Outdated, page 10

4. Please tell us what consideration you have given to comparing Edgewater's performance to the peer group identified in its annual report on Form 10-K, which is used to compare the cumulative stockholder return and total return analysis, rather than the peer group used in the company's proxy statement, which is used to benchmark compensation.

5. We note your response to prior comment 5. Please disclose the specific criteria you used to select the India-based peer companies and tell us why you believe the companies listed in the KeyBanc Capital Markets' report constitute an appropriate comparative group. In this regard, we note that the India-based companies you have selected appear to be significantly larger with greater market capitalizations than Edgewater.

6. Please tell us what consideration you have given to including operating profit margin data for 2009.

7. We refer to footnote 3 on page 11, which describes Ms. Singleton's tenure as Edgewater's chief executive officer from July 21, 2005 through September 30, 2015. Edgewater's proxy statement filed with the Commission on April 22, 2015 indicates that Ms. Singleton served as president and chief executive officer from January 2002 to the present and as the board chairman from July 21, 2005 to the present. Please revise your disclosure accordingly.

<u>We believe Edgewater's Board and Management Team are Overcompensated, page 12</u>

8.   We note your assertion that Edgewater's stock price declined in 2014. According to its annual report on Form 10-K filed with the Commission on March 2, 2015, it appears that Edgewater's stock price appreciated in fiscal year 2014. Please advise or revise.

        Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, Tiffany Posil, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3589, or me at (202) 551-3457 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services